  Exhibit 99.1

510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

February 15, 2019

To:
Each Securities Commission or Securities Regulatory Authority in each of the Provinces of Canada Toronto Stock Exchange

Subject: ELDORADO GOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 18, 2019
Record Date for Voting (if applicable) :	March 18, 2019
Beneficial Ownership Determination Date :	March 18, 2019
Meeting Date :	May 02, 2019
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

  Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	284902509	CA2849025093

Sincerely,

Computershare
Agent for ELDORADO GOLD CORPORATION